SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

CORPORATE TAXPAYERS' ID (CNPJ/MF) Nº 06.164.253/0001 -87
COMPANY’S REGISTRY (NIRE) 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON OCTOBER 09, 2009

Place, time and date: October 09, 2009, at 10 am, at the principal place of business of Gol Linhas Aéreas Inteligentes S.A. (hereinafter referred to as “Company”), in the City of São Paulo, State of São Paulo, at Rua Tamoios, nº 246, ground floor, Jardim Aeroporto. Attendance: Present all the members of the Board of Directors of Gol Linhas Aéreas Inteligentes S.A. Calling: Not necessary, due to the attendance of all the members of the Board of Directors. Chairmanship of the Meeting: Chairman: Mr. Henrique Constantino; Secretary: Carla A. F. Coelho. Agenda: Confirmation of the subscription of common and preferred shares issued by the Company, in accordance with the written resolutions of the Company’s Board of Directors taken in meetings held in August 24, September 22 and October 8, 2009. Unanimous Resolutions: The members of the Board of Directors have confirmed the issuance of the total amount of common and preferred shares issued by the Company for the increase of its capital stock, in accordance with the written resolutions of the Company’s Board of Directors taken in the meetings held in August 24, September 22 and October 8, 2009, by issuing 19.002.500 (nineteen million, two thousand and five hundred) common shares and 19.002.500 (nineteen million, two thousand and five hundred) preferred shares. Closing and Drawing Up of Minutes: Since no member requested the opportunity to make further remarks, the works were adjourned for drafting of the minutes, which was read, approved, and signed by all presents. I certify that this is a faithful copy of the original minutes, which were drawn-up in the proper book.

São Paulo, October 9, 2009

______________________________________
Carla A. F. Coelho – Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 9, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.